Exhibit 99.1

Hanwha Q CELLS’ Special Committee Retains Independent Financial Advisor and Legal Counsel

Seoul, South Korea, August 24, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today announced that the special committee the “Special Committee”) of its board of directors (the “Board”), formed to consider the previously announced preliminary, non-binding proposal, dated August 2nd, 2018 (the “Proposal Letter”), from Hanwha Solar Holdings Co., Ltd. (“HSH”), a subsidiary of Hanwha Chemical Corporation incorporated in the Republic of Korea, to acquire all of the outstanding shares of HQCL not already owned by HSH in a “going private” transaction (the “Proposed Transaction”) for a cash consideration of US$9.00 per American Depositary Share (“ADS”, each ADS representing fifty ordinary shares) or US$0.18 per ordinary share, has retained Houlihan Lokey Inc. as its independent financial advisor, Skadden, Arps, Slate, Meagher & Flom LLP as its U.S. legal counsel, and Conyers Dill & Pearman as its Cayman legal counsel to assist it in this process.

The Special Committee is comprised of the following independent and disinterested directors: Steve Kim (Co-chair), Richard Chun (Co-chair), and Young Soon Kim.

The Board cautions its shareholders and others considering trading in its securities that the Board just received the Proposal Letter and has not made any decisions with respect thereto. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any updates with respect to the Proposed Transaction or any other transaction except as required by applicable law.

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This announcement contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.